McLaren Technology Acquisition Corp.

2600 Michelson Drive, Suite 2700

Irvine, CA 92612

October 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	McLaren Technology Acquisition Corp.
Registration Statement on Form S-1
Filed September 3, 2021
File No. 333-259339

Dear Mr. Anderegg:

McLaren Technology Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 16, 2021, regarding the Registration Statement on Form S-1 filed with the Commission on September 3, 2021 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement, which is being filed with the Commission contemporaneously with the submission of this letter.

Form S-1 Filed September 3, 2021

Principal Stockholders, page 129

1.	Please also include disclosure in this section indicating the collective percentage ownership that will be owned by the anchor investors assuming they each purchase the full amount that may be allocated to them, including the founder shares that will be transferred to them by the sponsor.

Response: The Company respectfully advises the Staff that the Company has decided not to offer to sell any of its units or other securities to any “anchor investor” in connection with the Company’s initial public offering. As a result, the comment is no longer applicable.

General

2.	We note your disclosure on page 54 that if the anchor investors each elect to purchase the full amounts described in their expressions of interest, your sponsor and anchor investors will own collectively substantially all of your outstanding shares of common stock. Please revise your disclosure on the cover page and elsewhere as applicable to quantify the aggregate number of units that the anchor investors will purchase collectively in the offering if they each purchase the full amount that may be allocated to them, as well as the percentage of outstanding stock that will be owned collectively by your sponsor and anchor investors collectively. Please clearly state that the sponsor and anchor investors will be able to exercise significant influence over all matters requiring shareholder approval, that the anchor investors will have different interests than other public stockholders, and that in the event the anchor investors continue to hold the shares included in the units and vote such shares in favor of the initial business combination, you would not need any additional public shares sold in the offering to be voted in favor of the initial business combination to have it approved. Please also disclose that the anchor investors will have the potential to realize enhanced economic returns from their investment as compared to other investors purchasing in the offering. Finally, please disclose whether there is a ceiling on the number of units that you may sell to the anchor investors in this offering.

Response: The Company respectfully advises the Staff that the Company has decided not to offer to sell any of its units or other securities to any “anchor investor” in connection with the Company’s initial public offering. As a result, the comment is no longer applicable.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Benjamin S. Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Sajan Pillai
Sajan Pillai
Chief Executive Officer
McLaren Technology Acquisition Corp.

cc:	Benjamin S. Reichel, Esq.